

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 28, 2022

Robert Wessman
Executive Chairman
Alvotech Lux Holdings S.A.S.
9, Rue de Bitbourg
L-1273 Luxembourg
Grand Duchy of Luxembourg

>   **Re: Alvotech Lux Holdings S.A.S.**
>   **Amendment No. 4 to Registration Statement on Form F-4**
>   **Filed April 19, 2022**
>   **File No. 333-261773**

Dear Mr. Wessman:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our April 12, 2022 letter.

Amendment No. 4 to Registration Statement on Form F-4

Risk Factors
Prior to the consummation of the Business Combination, and even after..., page 55

1.   We note your disclosure that you have entered into three new financing arrangements in connection with the Business Combination, including your loan agreement with Alvogen, your debt facility with Sculptor and your Standby Equity Purchase Agreement (SEPA) with Yorkville. We also note that you have revised the minimum cash requirement to include cash proceeds from the trust account (after redemptions), together with the proceeds of the PIPE Financing "and the aggregate proceeds in excess of $90,000,000 (representing financing advanced, or expected to be advanced, to Alvotech by certain of

its existing shareholders) of any debt financing funded or available to be funded to Alvotech from prior to the Closing (and, for the avoidance of doubt, after December 7, 2021), at or following the closing." With respect to these new financing arrangements, please revise your disclosure throughout the registration statement as follows:

- Please revise your discussion of the minimum cash requirement as noted above to specify how the financing arrangements with Alvogen, Sculptor and Yorkville may contribute to meeting this requirement.
- Please revise your disclosure, as appropriate, to disclose whether and to what extent any of these new financing arrangements may be a possible source of dilution shareholders who elect not to redeem their shares in connection with the business combination. To the extent that any of the arrangements may be a significant source of dilution, please provide disclosure of the impact of that significant source of dilution at each of the redemption levels detailed in your sensitivity analysis, including any needed assumptions.
- Please revise your Questions and Answers about the Business Combination section starting on page 7 to include a discussion of new financing you are obtaining in connection with the Business Combination, including the PIPE financing as well as the loan agreement with Alvogen, the debt facility with Sculptor and the SEPA with Yorkville.
- Please revise the Background of the Business Combination section beginning on page 149 to include a discussion of the negotiations of these various agreements including background on when and why it was decided to pursue these additional financing arrangements.
- Please revise the Certain Agreements related to the Business Combination to include a summary of the material terms of each of these agreements, including, where applicable, a description of any consideration provided in exchange for the agreement.
- Please file the binding term sheet for the debt facility agreement with Sculptor as well as the SEPA with Yorkville as exhibits or provide an analysis supporting your determination that the agreements are not required to be filed.

You may contact Franklin Wyman at 202-551-3660 or Vanessa Robertson at 202-551-3649 if you have questions regarding comments on the financial statements and related matters. Please contact Jessica Ansart at 202-551-4511 or Jeffrey Gabor at 202-551-2544 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Life Sciences

cc: Nicolas Dumont